Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430

July 13, 2009

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File Number 1-06028

Dear Mr. Rosenberg:

This letter is in response to your letter of June 30, 2009 concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2008.  We are in the process of responding to your comments, but are requesting an additional ten business days to respond.  We are in the process of  preparing our Form 10-Q for the period ended June 30, 2009 and may include additional disclosure in that filing to address some of your comments.  In our response we would expect to refer to those disclosures.  Thank you for your consideration of our request.

Sincerely,

/s/ Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

cc: Frederick J. Crawford, Executive Vice President and Chief Financial Officer